Form N-SAR,
Sub-Item 77I
Terms of new or amended securities


Nuveen Intermediate Duration Quality Municipal
Term Fund
811-22779


A new class of the registrants securities has been privately placed, as stated in the Statement Establishing and Fixing the Rights and Preferences of Variable Rate
Municipal Term Preferred Shares, containing a description of the Funds preferred securities. A copy of such Statement is attached in this Funds N-SAR-A filing under Sub-Item 77Q1(a).